Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy provides update on White Rose asset

Calgary, Alberta (September 8, 2021) – Suncor today announced it has entered into a conditional agreement to increase its interest in the White Rose asset subject to a restart decision on the West White Rose project.

As part of the conditional agreement, Cenovus, the operator, will complete a restart evaluation for the West White Rose project by mid 2022. Should the project economics be robust enough to lead to a restart decision, Suncor has agreed to increase its interest in the White Rose offshore field by 12.5% (from 27.5% to approximately 40%) in exchange for a cash payment by Cenovus to Suncor. Suncor would assume capital commitments on the 12.5% additional interest on a go-forward basis only.

No significant capital spend is expected before 2023 and both companies will work together to increase the efficiency of this asset.

The White Rose asset joint venture owners are Cenovus (operator) and Suncor. The West White Rose Project joint venture owners are Cenovus (operator), Suncor and Nalcor.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include statements and expectations regarding Suncor increasing its interest in the White Rose asset, including that Cenovus will complete a restart evaluation by mid-2022, the terms and conditions of Suncor increasing its interest, the expectation that there will not be a significant capital spend before 2023 and that both companies will work together to increase the efficiency of the asset. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management's Discussion and Analysis for the second quarter of 2021 dated July 28, 2021, its Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

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